UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 15 January 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

———————————————————————————————————

(Translation of registrant’s name into English)

New Zealand

———————————————————————————————————

(Jurisdiction of incorporation or organization) Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

———————————————————————————————————

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ] Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ] Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. 2013/2014 H1 RESULTS ANNOUNCEMENT

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 15 January 2014	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

STOCK EXCHANGE ANNOUNCEMENT

15 January 2014

2013/2014 H1 RESULTS ANNOUNCEMENT

Investors & Analysts are invited to attend a teleconference or webcast with Telecom's Chief Executive Officer, Simon Moutter and Chief Financial Officer, Jolie Hodson, who will discuss the results and answer questions.

Please note that the Telecom half year result will be available via teleconference and webcast only there will be no live audience.

This briefing will be webcast live on our Investor Centre site and will also be archived and available for replay later.

http://investor.telecom.co.nz

DATE:	Friday 21 February 2014

TIME:	8.00 am (Australian time)
10.00 am (New Zealand time)

If you would like to join via teleconference, please use the following dial-in numbers:

Country	Date	Time		Dial In

New Zealand	21/02/14	10.00am		0800	440	246

Australia	21/02/14	08.00am	AEDT	1800	730	235

USA	20/02/14	04.00 pm EST		1 877 941 8416

Hong Kong	21/02/14	05.00am	HKT	800 908 530

Singapore	21/02/14	05.00am	SGT	800 616 3007

Japan	21/02/14	06.00am	JST	00531 252 004

UK	20/02/14	09.00 pm GMT		0800	358	5267

Please dial into the teleconference 5 minutes before the start of the presentation.

- ends –

For investor relations queries, please contact: Mark Laing General Manager Corporate Finance +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand